Katherine R. Kelly
Vice President & Assistant General Counsel

345 Park Avenue	New York, NY 10154-0037
Tel 212-546-4852	Fax 212-605-9475
katherine.kelly@bms.com

June 1, 2011

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bristol-Myers Squibb Company

Form 10-K for the Year Ended December 31, 2010 (“2010 Form 10-K”)

Filed February 18, 2011

File No. 1-1136

Dear Mr. Rosenberg:

This letter responds to the comment letter (the “Comment Letter”) dated May 4, 2011 regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2010 (“2010 Form 10-K”) of Bristol-Myers Squibb Company (the “Company” or “BMS”). For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the Comment Letter and follow with our own responses.

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page 97

1.	You disclose on page 99 “During 2010, the Company completed an internal restructuring of certain legal entities which contributed to a $207 million charge recognized in the fourth quarter 2010.” In addition you state that “It is possible that U.S. tax authorities could assert additional material tax liabilities arising from the restructuring.” Please provide us a discussion that describes:

•

The business purpose of this internal restructuring, the effect on your financial position and results of operations as of and for the year ended December 31, 2010 besides the $207 million tax charge, and the expected effects of the restructuring on your future financial position and results of operations; and

Mr. Jim B. Rosenberg	Page 2

•

Your accounting, under ASC 740-10-25-5 through 17 and disclosures, under ASC 740-10-50-15d., for the possibility that U.S. tax authorities could assert additional material tax liabilities arising from the restructuring.

The business purpose of the internal corporate restructuring that occurred in 2010 was to obtain access to cash and marketable securities from non-U.S. jurisdictions on a tax-efficient basis to help fund corporate objectives. The transaction was not a typical accounting restructuring but was an internal legal entity restructuring followed by the repayment of an intercompany loan. This transaction resulted in U.S. taxable income and a corresponding $207 million tax charge from earnings of a non-U.S. subsidiary that were previously expected to be indefinitely reinvested outside the U.S. The subsequent repayment of the intercompany loan significantly increased the amount of cash, cash equivalents and marketable securities held in the U.S. to $8.6 billion at December 31, 2010, representing approximately 85% of our total consolidated balance, which we disclosed on page 60 of our 2010 Form 10-K. The $207 million tax charge and related income tax payable and the significant increase in cash, cash equivalents and marketable securities held in the U.S. were the only effects of this transaction on the Company’s financial position and results of operations for the 2010 fiscal year. This internal legal entity restructuring is not expected to have an effect on the Company’s future financial position or results of operations.

The Company assessed the consequences of the internal legal entity transaction in accordance with ASC 740-10-25 and believes that its tax liability is limited to the U.S. taxes on the earnings of the foreign subsidiaries that were previously expected to be indefinitely reinvested offshore. While it is possible that this tax position could be challenged by the Internal Revenue Service in the future as we have disclosed, we believe that it is more likely than not that the tax position will be sustained upon examination and have concluded no income tax reserve is required. We believe our disclosures are appropriate under ASC 740-10-50-15. In addition, we do not believe that it is reasonably possible that any reserve for this matter will be necessary within the next 12 months from December 31, 2010.

Note 26. Legal Proceedings and Contingencies, page 122

2.	You disclose that “The most significant of these matters are described below.” This would infer that there are other significant matters that are not disclosed. Please tell us your criteria for disclosure and the reason that not all significant matters are disclosed.

Based on an analysis of both quantitative and qualitative factors, we disclose all of our material legal proceedings as required by Item 103 of Regulation S-K and ASC 450. Beginning with our next quarterly filing, we will revise the language to state that our legal proceedings that are material or that we believe could become material are described in the Legal Proceedings and Contingencies footnote.

Mr. Jim B. Rosenberg	Page 3

Environmental Proceedings, page 127

3.	Regarding the New Brunswick Facility – Environmental and Personal lawsuits and the North Brunswick Township Board of Education proceeding, please tell why you are unable to provide an estimate of the possible loss or range of loss, under ASC 450-20-50-4, for each of these proceedings.

With respect to the New Brunswick Facility—Environmental and Personal Injury Lawsuits matter, the plaintiffs have not specified a claim amount in their pleadings but rather seek damages in an amount that “the Court may deem just and proper.” As such, we do not believe we are in a position to provide a reasonable estimate of the possible loss or range of loss for this matter.

With respect to the North Brunswick Township Board of Education proceeding, the Company has disclosed that it has transmitted two interim payments to the New Jersey Board of Education and the North Brunswick Township. These two payments, each $2 million, together represent the full amount that we currently estimate to be the Company’s responsibility in the matter. It is possible that the Company could pay an additional amount related to this matter, though we do not believe that it is likely at this time and, if that were to occur, we do not believe that the amount of any possible additional payment would be material. In our next quarterly filing, we will clarify that we do not currently believe that the Company is responsible for any additional amounts beyond the two interim payments totaling $4 million already transmitted and that any additional possible loss to the Company is not expected to be material.

Other Proceedings, page 128

4.	Regarding the Medarex Shareholder Litigation, please tell why you are unable to provide an estimate of the possible loss or range of loss, under ASC 450-20-50-4, particularly given approval of a proposed settlement.

The proposed settlement in the Medarex Shareholder Litigation, which was approved by the Superior Court of New Jersey, Mercer County (“NJ Superior Court”) in July 2010 and has been appealed by certain objectors to the settlement, does not involve monetary damages. Instead, under the settlement, Medarex, Inc. (“Medarex”) provided supplemental disclosures in August 2009 to its shareholders at the time of its acquisition by the Company and the Company extended its tender offer period for shares of Medarex common stock by two days and agreed not to exercise its Top-Up Option as defined in the Offer to Purchase dated July 28, 2009 and filed with the Commission on Schedule TO. The Company also acknowledged at the time that plaintiffs’ counsel intended to seek reasonable attorney fees and expenses from the Company. The amount of plaintiffs’ attorney fees awarded by the NJ Superior Court is not material to the Company. We will clarify this in our next quarterly filing.

In connection with these responses, BMS acknowledges that (i) BMS is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking

Mr. Jim B. Rosenberg	Page 4

any action with respect to the filings; and (iii) BMS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852.

Sincerely,

/s/ Katherine R. Kelly
Katherine R. Kelly
Vice President & Assistant General Counsel

cc:	Michael Grobstein, Chair of the Audit Committee, Bristol-Myers Squibb Company
Lamberto Andreotti, Chief Executive Officer, Bristol-Myers Squibb Company
Charles Bancroft, Chief Financial Officer, Bristol-Myers Squibb Company
Sandra Leung, General Counsel and Secretary, Bristol-Myers Squibb Company
Joseph C. Caldarella, Senior Vice President and Controller, Bristol-Myers Squibb Company
Robert Owens, Vice President and Assistant Controller, Bristol-Myers Squibb Company